NYCCII

NEW YORK CITY ECONOMIC IMPACT OF INVESTMENTS
		(2002-present)

63	$1.6B	$4.4B	39,749	36,807
Number of Projects	HIT Investment Amount	Total Development Cost	Housing Units Created or Preserved	Low-and Moderate- Income Housing Units

$4.6B	20.5M	23,586	$771.8B	93%
Total Economic Impact	Hours of Construction Work Generated	Total Jobs Created	State, Local and Federal Tax Revenue Generated	Percent Affordable

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of September 30, 2022. Economic impact data is in 2021 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.